
February 2, 2022

Simon Westbrook
Chief Financial Officer
Kyto Technology & Life Science, Inc.
13050 La Paloma Road
Los Altos Hills, CA 94022

> **Re: Kyto Technology & Life Science, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2021**
> **Filed August 10, 2021**
> **File Number 000-50390**

Dear Mr. Westbrook:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended March 31, 2021

Cover page

1.   Please confirm you will update the cover page in future filings to include the most recent version required by the Form 10-K.

Notes to the Financial Statements
Note 1 Nature of Business and Summary of Significant Accounting Policies
(L) Basis of Accounting and Recent Accounting Pronouncements, page F-16

2.   You state that in March 2020, you adopted Topic 946. Please address the following:
   • Provide us an analysis of how you meet the criteria to report under ASC 946. Specifically address ASC 946-10-15-5 through 15-9 and ASC 946-10-55.
   • We note that the Form 10-K for the year ended March 31, 2020 stated the company was complying with ASC 946, but the financial statements included a Balance Sheet and Statement of Shareholders' Equity instead of a Statement of Assets and Liabilities

and Statement of Changes in Net Assets. Those financial statements have been revised in the current 10-K with the auditor's opinion changed to reflect the new financial statements included in the current 10-K. Please tell us why the change did not result in a restatement with the disclosures required by ASC 250.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Mary Mast at 202-551-3613 or Li Xiao at 202-551-4391 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences